SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

Commission File No. 1-442

BAO VOLUNTARY SAVINGS PLAN

THE BOEING COMPANY

100 N. Riverside Plaza

Chicago, Illinois 60606-1596

BAO VOLUNTARY SAVINGS PLAN

BAO Voluntary Savings Plan

Financial Statements as of and for the Years Ended December 31, 2008 and 2007, Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm

BAO VOLUNTARY SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Plans Committee and

Members of the BAO Voluntary Savings Plan

The Boeing Company

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the BAO Voluntary Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at and as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 18, 2009

BAO VOLUNTARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments — at fair value:
Interest in Master Trust	$72,264,380	$94,048,815
Loans to Members	3,433,487	3,462,875

	75,697,867	97,511,690
Receivables — employer contributions	116,387	119,911

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	75,814,254	97,631,601

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	421,385	628,752

NET ASSETS AVAILABLE FOR BENEFITS	$76,235,639	$98,260,353

See notes to financial statements.

BAO VOLUNTARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS:
Net Master Trust Activity	$(27,544,609)	$4,073,553
Income from loans	253,223	233,925

Contributions:
Employer	4,024,087	3,679,942
Member	6,693,908	6,143,704

Total contributions	10,717,995	9,823,646

Total additions	(16,573,391)	14,131,124
DEDUCTIONS — Benefits paid	5,451,323	11,342,668

NET (DEDUCTIONS) ADDITIONS	(22,024,714)	2,788,456

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	98,260,353	95,471,897

End of year	$76,235,639	$98,260,353

See notes to financial statements.

BAO VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The following description of the BAO Voluntary Savings Plan (the “Plan”), formerly the Voluntary Savings Plan for BAO Aircraft and Trainer Operations Employees, provides only general information. Eligible employees, as defined by the Plan (“Members”), should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution savings plan designed to encourage and assist Members of Boeing Aerospace Operations, Inc. (the “Company”), a wholly owned subsidiary of The Boeing Company (“Boeing”), with a means of making regular savings to provide additional security for their retirement. An employee becomes eligible to participate on the first day of employment.

The assets of the Plan, excluding loans and receivables, are held in The Boeing Company Employee Savings Plans Master Trust (the “Master Trust”). State Street Bank and Trust Company (SSBT) serves as trustee for the Master Trust.

Contributions — Members may elect to contribute, subject to statutory limitations, between 1% and 20%, depending upon their labor contract, of their base compensation. Certain eligible employees are allowed to make catch-up contributions. This provision is available to eligible employees age 50 or older during the plan year and who contribute either at least 8% in pretax contributions or have reached a specified limit for the plan year. Members may elect to change contribution percentages to be effective the next pay period after the request is received or as soon as administratively possible. The allocation of both their contributions and employer contributions to the funds may be changed at any time and become effective on the day of the change or the next business day according to when the change is made in relation to the stock market close of business. The Plan allows eligible Members to contribute to the Plan from pretax compensation, after-tax compensation, or a combination of both. The Plan also accepts certain rollover contributions.

Under the terms of the Plan, the Company does make a matching contribution for certain eligible Members based on their union or government contract. In addition, the Company may also contribute a defined percentage of base compensation to a fully vested retirement account for eligible Members, based on their contract.

Eligible employees (non-union or represented by a collective bargaining agent that has negotiated for its members to be eligible for automatic enrollment) who are hired or rehired on or after January 1, 2008, will automatically become Members.

For descriptions of each contract/group, refer to the Plan document.

Members’ Accounts — Individual accounts are maintained for each Plan Member. Each Member’s account is credited with the Member’s contribution and Company’s contribution, allocations of Plan earnings (losses) from the funds in which the account is invested, and charged with an allocation of certain administrative expenses and investment-related expenses, and Member specific charges, if applicable. Allocations are based on Member earnings or account balances, as defined by the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s account.

Vesting — Member contributions, both pretax and after-tax, employer matching contributions, retirement contributions, and earnings on those contributions are immediately vested.

Withdrawals — Members may elect to withdraw all or a portion of their own pretax contribution accounts, after-tax contribution accounts, employer matching accounts, catch-up contribution accounts, retirement accounts, and rollover accounts at any time on or after the date the Member attains age 59 1/2. If a Member is under age 59 1/2, withdrawals from pretax contribution accounts are subject to certain hardship rules as provided by the Plan. If a Member takes a hardship withdrawal, the Member may continue contributions to the Plan; however, employer matching contributions will be suspended for six months following the withdrawal.

In addition, a Member may elect to withdraw all or part of his or her employer matching account before the Member attains age 59 1/2, but only if the Member has attained his or her fifth anniversary of employment. If such a withdrawal is made, employer matching contributions will be suspended for six months following the withdrawal. Company contributions may be fully withdrawn upon termination of employment. Withdrawals of after-tax contributions and rollover contributions can be made at any time.

Loans — Members are permitted to borrow a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the total value of their total vested account balance at the time of the loan issuance and may have two loans within the Company’s savings plans outstanding at any time. Loans may be additionally limited in accordance with Plan provisions. The interest rate on new loans is set every month and is equal to the prime rate published in the Wall Street Journal as of the last business day of the calendar month immediately preceding the date of the loan. Interest rates on outstanding loans ranged from 4.00% to 8.25% at December 31, 2008, with loans maturing at various dates through August 2028.

Loan repayment is made through regular payroll deductions over a period of up to 60 months for general loans and over a longer period for loans used to finance the purchase of a principal residence. If a Member’s employment terminates for any reason and the loan balances are not paid in full within 90 days of termination, the loan balances will be canceled and become taxable income to the Member. Certain Members may continue to make loan repayments after termination of employment under procedures established by the Plan administrator.

Member loans are valued at cost, which approximates fair value.

Benefit Payments — On termination of service, a Member may elect to receive a lump-sum amount equal to the value of the Member’s vested interest in his or her account; a partial payment amount; or monthly, quarterly, semiannual, or annual installments of a fixed dollar amount or for a specific number of years, up to 10 years. Generally, a Member may also elect to have all or a portion of his or her Boeing Stock Fund balance paid in shares and/or cash.

Investment Funds — Upon enrollment in the Plan, Members may direct their contributions and any employer matching contributions and retirement contributions to 19 of the investment funds in the Master Trust. These 19 investment funds consist of common/collective trusts, separately managed U.S. equity accounts, a separately managed non-U.S. equity account, a stable value fund (comprised of six synthetic guaranteed investment contracts (synthetic GICs)), and Boeing common stock. Investment funds are valued daily, and Members may elect to change their investment allocations on a daily basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties —The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments — Investments in the Master Trust are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. The Master Trust’s investments are valued as follows:

•

Common stock and preferred stock traded in active markets on national and international exchanges are valued at or based on closing prices on the last trading day of the year. Currency forwards are valued using quoted spot foreign currency exchange rates on the last trading day of the year. Mutual funds are valued using quoted market prices to represent the net asset value at year-end.

•

Fixed income securities, the majority of which are not exchange-traded but are traded in active markets, are valued using observable inputs such as observable trade prices, multiple broker/dealer quotations, related yield curves and other assumptions about the security (prepayment projections, cash flows, and other security characteristics, etc.)

•

Securities traded in markets that are not considered active can be valued using unobservable inputs such as less recent trade prices, single broker/dealer quotations, related yield curves and other assumptions about the security.

•

To-be-announced securities (TBAs) are derivative financial instruments which provide for the delayed delivery of the underlying mortgage-backed securities. With respect to market valuation, a TBA’s unrealized market appreciation (depreciation) is based on a compilation of primary observable market information as of the last trading day of the year. TBAs are included in synthetic GICs and payables for securities purchased on the accompanying financial statements.

•

Investments in common/collective trust funds are valued based on the year-end unit value; unit values are determined by the issuer or Third Party Administrator by dividing the fair values of the total net assets at year-end by the outstanding units. The fair values of the total net assets are determined by the nature of the underlying investments. Each underlying investment is valued at fair value in accordance with the valuation description associated with its investment type as stated above. Units in common/collective trust funds, which hold benefit-responsive contracts, are priced based upon fair value of the underlying investment. For funds which hold Guaranteed Investment Contracts (GICs) and fixed income securities, these funds are fair valued and then adjusted to contract value. The fair value of traditional GICs is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated swap rate as of year-end. The fair values of the fixed income securities underlying the fund, including those in the synthetic GICs, are valued based on the pricing methodology for fixed income securities stated above.

•

Synthetic GICs are stated at fair value and then adjusted to contract value. There are no reserves against contract value for credit risk of the contract issuer. The fixed income securities underlying the contracts are valued using prices provided by SSBT which are based on the pricing methodology stated above.

•	Boeing common stock is valued at the closing market price as of the last trading day of the year.

•

Investments in the limited partnerships are recorded based upon the year-end valuations provided by the partnerships. Among the factors considered by the partnerships in determining the fair value are developments since the acquisition of the underlying investments, the financial condition and operating results of the underlying investments, the long-term potential of each of the underlying investment’s businesses, market comparable analysis, the foreign exchange rate for each of the underlying foreign investments, and other factors generally pertinent to the valuation of the underlying investments.

In accordance with Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The net appreciation/depreciation in fair value of investments includes both realized and unrealized gains or losses and is calculated as the difference between the fair value of the assets as of the beginning of the plan year or the purchase date in the current year and either the sales price or the end-of-year fair value.

Benefits — Benefits are recorded when paid.

Adoption of New Accounting Guidance — The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements, as of the beginning of the year ended December 31, 2008 (see Note 6). FASB Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement No. 157 had no material impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

In March 2008, the FASB issued Statement No. 161 Disclosures about Derivative Instruments and Hedging Activities- an amendment of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Statement No. 161 requires enhanced disclosures about a fund’s derivative and hedging activities. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. Master Trust management is currently evaluating the impact the adoption of Statement No. 161 will have on the financial statements.

In September 2008, FASB Staff Position FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45 (“FSP”), was issued which expanded disclosures for certain derivatives subject to FASB Statement No. 133 and FIN 45. The FSP was adopted by the Plan on a prospective basis for the year ended December 31, 2008. The effect of the adoption of the FSP had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

Expenses — Necessary and proper expenses of the Plan are paid from the Plan assets at the Master Trust level, except for those expenses the Company is required by law or chooses to pay.

3.	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

For the plan years ended December 31, 2008 and 2007, the Master Trust included the VIP Stable Value Fund (the “VIP SVF”), which is managed by Dwight Asset Management Company LLP (“Dwight”), and held six synthetic GICs on behalf of the VIP and, beginning October 2008, the Plan. AIG Financial Products, Inc. (“AIG”), Bank of America (“BofA”), ING Life Insurance and Annuity Company (“ILIAC”), NATIXIS Financial Products (“NATIXIS”), Pacific Life Insurance Company (“PacLife”), and Royal Bank of Canada (“RBC”) are synthetic GIC issuers in the VIP SVF.

A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by diversified bond portfolios that are owned by the VIP SVF. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the VIP SVF, but rather are amortized, at a maximum over the duration of the underlying assets, through adjustments to the future interest crediting rate. Primary variables impacting the future crediting rate of the wrap contracts include current yield of the underlying assets within the wrap contract, duration of the underlying assets covered by the wrap contract, and the existing difference between market value and contract value of the underlying assets within the wrap contract. The issuer guarantees that all qualified participant withdrawals will occur at contract value (or book value) which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses.

The synthetic GICs are included in the Master Trust financial statements at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. There are no reserves against contract value for credit risk of the contract issuer. The fixed income securities underlying the contracts are valued using prices provided by SSBT which are based on the valuation methodology stated in Note 2.

The assets underlying the synthetic GICs are owned by the VIP SVF, which is part of the Master Trust; SSBT is the custodian for the Master Trust assets. The underlying assets of the synthetic GICs are invested in diversified bond portfolios managed by BlackRock Financial Management Inc. (“BlackRock”), ING Investment Management Co. (“ING”), Pacific Investment Management Company (“PIMCO”), and Western Asset Management Co. (“WAMCO”). In addition to the diversified bond portfolios, Dwight oversees an allocation to a cash component which is invested in SSBT’s Short Term Investment Fund.

AIG, BofA, ILIAC, NATIXIS, PacLife, and RBC (collectively, the “wrap providers”) are each contractually obligated to pay the principal and specified interest rate that is guaranteed to the VIP SVF, respectively. The respective crediting interest rates are each based on a formula agreed upon with each issuer; each one may not be less than 0%. Such interest rates are reviewed and reset on a quarterly basis. Synthetic GICs provide prospective crediting interest rates which are adjusted quarterly based on the interest earnings, fair value, and duration of the underlying diversified bond portfolios. The crediting rate of each contract in any given quarter will reflect market experience from the previous quarter. The wrap providers may not terminate the contracts at any amount less than contract value.

Certain events, such as a plan termination or a plan merger initiated by the Company, could limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Company does not believe that any events that could limit the ability of the Plan to transact at contract value are probable.

The average yields of the VIP SVF for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Average yields:
Based on annualized earnings (1)	5.63%	5.24%
Based on interest rate credited to participants (2)	4.82%	5.20%

(1)	Computed by dividing the annualized one-day actual earnings of the VIP SVF on the last day of the plan year by the fair value of the investments of the VIP SVF on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants in the VIP SVF on the last day of the plan year by the fair value of the investments of the VIP SVF on the same date.

4.	STABLE VALUE FUNDS

For the plan years ended December 31, 2008 and 2007, the Master Trust included a BAO Stable Value Fund (the “BAO SVF”). During 2008, a decision was made to replace SSgA as the manager of the BAO SVF. This fund, at the time of replacement, was wholly invested in the SSgA Principal Accumulation Return Fund (the “PAR Fund”). Upon replacement, management of the BAO SVF was transferred to Dwight. At December 31, 2008, the BAO SVF was invested in units of the VIP SVF and in units of the PAR Fund. Units remain invested in the PAR Fund in accordance with a twelve month gradual liquidation as required by the PAR Fund’s governing documents. The PAR Fund represents a commingled pooled fund holding of the Master Trust. The PAR Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the funds, plus earnings, less participant withdrawals and administrative expenses.

5.	MASTER TRUST

The Master Trust is composed of 23 investment funds, some of which are specific to individual plans. The assets are invested and records are maintained by each investment fund option. Funds are allocated to the five participating plans in accordance with plan provisions and participant allocation elections. The allocation of net assets available for benefits is based on the respective number of units held by the Plans’ Members as of the plan year-end. The allocation of the changes in net assets available for benefits is calculated daily based on the units held by the Plans’ Members as of that day’s end.

At December 31, 2008 and 2007, the assets of the following plans were combined in the Master Trust:

•	The Boeing Company Voluntary Investment Plan (“VIP”)

•	The Boeing Company Employee Financial Security Plan

•	BAO Voluntary Saving Plan

•	Employee Retirement Income Plan of McDonnell Douglas Corporation — Defined Contribution Plan

•	Employee Retirement Income Plan of McDonnell Douglas Corporation — Hourly Defined Contribution Plan

Effective October 8, 2007, the Employee Payroll Stock Ownership Plan of McDonnell Douglas Corporation was transferred into the VIP.

The Plan’s interest in the Master Trust was $72,264,380 and $94,048,815 representing 0.3% of the Master Trust’s net assets at December 31, 2008 and 2007, respectively.

The fair values of investments for the Master Trust at December 31, 2008 and 2007, are as follows:

	2008	2007
Investments — at fair value:
Common/collective trusts	$8,612,116,282	$12,321,965,768
Common and preferred stock	2,279,177,233	4,638,292,833
Mutual funds	45,226,761	76,947,793
Boeing common stock	2,644,993,995	4,721,070,160
Synthetic GICs	9,066,560,544	8,050,020,108
Partnerships	3,140,903	5,249,543

Total Master Trust investments	$22,651,215,718	$29,813,546,205

Adjustments from fair value to contract value for fully benefit-responsive investment contracts in the Master Trust were $324,617,486 and ($28,764,441) for 2008 and 2007, respectively.

Investment (loss) income for the Master Trust for the years ended December 31, 2008 and 2007, is as follows:

	2008	2007
(Depreciation) appreciation of investments:
Common/collective trusts	$(3,348,095,296)	$624,143,884
Common and preferred stock	(1,898,748,051)	331,743,973
Mutual funds	(24,722,428)	9,602,365
Partnerships	(2,055,061)	1,506,417
Boeing common stock	(2,520,185,442)	(32,774,336)

Net (depreciation) appreciation of investments	(7,793,806,278)	934,222,303
Interest income	488,522,906	433,956,999
Dividend income	146,920,268	134,468,261

Total Master Trust investment (loss) income	$(7,158,363,104)	$1,502,647,563

6.	FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

As of January 1, 2008, the Master Trust has adopted the provisions of FASB Statement No. 157. FASB Statement No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 for financial assets and financial liabilities are described below:

Basis of Fair Value Measurement

Level 1	Values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Values are based on (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in non-active markets; or (c) valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3	Values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of Master Trusts investments measured at fair value on a recurring basis at December 31, 2008. As required by FASB Statement No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Quoted Prices in Active Market for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Investment assets:
Common/collective trusts	$—	$8,612,116,282	$—	$8,612,116,282
Common and preferred stocks	2,202,408,930	76,658,150	110,153	2,279,177,233
Mutual funds	45,226,761	—	—	45,226,761
Boeing common stock	2,644,993,995	—	—	2,644,993,995
Synthetic GIC	—	9,037,654,806	28,905,738	9,066,560,544
Partnerships	—	—	3,140,903	3,140,903

Total investment assets	$4,892,629,686	$17,726,429,238	$32,156,794	$22,651,215,718

Investment liabilities:
TBAs	$—	$17,768,640	$—	$17,768,640

Total investment liabilities	—	$17,768,640	—	$17,768,640

Total Master Trust investment assets at fair value classified within Level 3 were $32,156,794 as of December 31, 2008, which primarily consists of fixed income securities underlying the synthetic GIC and an investment in a partnership. Such amounts were 0.14% of “Total investment assets” on the Master Trust’s statements of net assets as of December 31, 2008.

Level 3 Gains and Losses — The table below sets forth a summary of changes in the fair value of the Master Trust’s Level 3 investment assets for the year ended December 31, 2008. As reflected in the tables below, the net unrealized loss on Level 3 investment assets and investment liabilities was $825,365. This was comprised of a net unrealized gain on synthetic GICs of $322,575 and a net unrealized loss on partnerships of $1,147,940 for the year ended December 31, 2008.

	Synthetic guaranteed investment contracts	Partnerships	Common and preferred stocks	Total
Beginning balance	$20,077,850	$5,249,543	$—	$25,327,393
Net realized and unrealized gains or (losses)	$322,575	$(1,147,940)		$(825,365)
Net purchases, issuances, and settlements	$8,505,313	$(960,700)		$7,544,613
Net transfer in or (out) of Level 3	$—	$—	$110,153	$110,153

Ending balance	$28,905,738	$3,140,903	$110,153	$32,156,794

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or (losses) still held at the reporting date	$322,575	$(1,147,940)	$—	$(825,365)

Assets Held Outside the Master Trust — Plan investment in Member loans are held outside the Master Trust. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments held outside of the Master Trust measured at fair value on a recurring basis at December 31, 2008.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Investments
Loans to Members			3,433,487	3,433,487
Total Investments	—	—	3,433,487	3,433,487

Level 3 Gains and Losses — The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments held outside of the Master Trust for the year ended December 31, 2008.

Loans to Members
Beginning balance	$3,462,875
Net purchases, issuances, and settlements	(29,388)

Ending balance	$3,433,487

7.	PLAN AMENDMENTS

Effective January 1, 2008, eligible employees (non-union or represented by a collective bargaining agent that has negotiated for its members to be eligible for automatic enrollment) who are hired or rehired will automatically become Members.

Effective March 30, 2007, each investment fund, including the Boeing Stock Fund and the Stable Value Fund, imposes a 1.5% redemption fee on all transfers out of the fund which are executed during the 15 full calendar days following the Member’s transfer into the fund. Redemption fee proceeds are reinvested in the respective investment funds.

Effective January 3, 2006 to March 30, 2007, each investment fund, except the Boeing Stock Fund and the Stable Value Fund, imposed a 1.5% redemption fee on all transfers out of the fund which were executed during the 30 full calendar days following the Member’s transfer into such fund. Redemption fee proceeds were reinvested in the respective investment funds.

8.	SIGNIFICANT INVESTMENTS

At December 31, 2008 and 2007, the Plan’s investment in the Master Trust represents 5% or more of the net assets available for benefits.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$76,235,639	$98,260,353
Amounts allocated to withdrawing Members	(55,822)	(68,937)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(421,385)	(628,752)

Net assets available for benefits per Form 5500	$75,758,432	$97,562,664

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2008, to total income per Form 5500:

Statement of changes in net assets available for benefits:
Total additions per the financial statements	$(16,573,391)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — December 31, 2008	(421,385)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — December 31, 2007	628,752

Total income per Form 5500	$(16,366,024)

The following is a reconciliation of benefits paid to Members per the financial statements for the year ended December 31, 2008 to Form 5500:

Benefits paid to Members per the financial statements	$5,451,323
Amounts allocated to withdrawing Members — December 31, 2008	55,822
Amounts allocated to withdrawing Members — December 31, 2007	(68,937)
Amounts deemed distributions of Member loans as reflected in the Form 5500	(6,582)

Benefits paid to Members per Form 5500	$5,431,626

Amounts allocated to withdrawing Members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Amounts deemed distributions of member loans as reflected in the Form 5500 are for loans that Members failed to make a payment within 90 days of receipt of the last loan payment made or Members who failed to repay the loan in full within 30 days after the end of the repayment period for the year ended December 31, 2008.

10.	RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are managed by SSBT. SSBT is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The investment management fees for the Plan are paid at the Master Trust level.

At December 31, 2008 and 2007, the Plan held, through the Master Trust, 238,540 and 194,917 shares of common stock of the Company, with a cost basis of $14,589,056 and $11,880,161 and recorded dividend income of $337,262 and $478,488, respectively, during the years then ended.

11.	TAX STATUS

The Internal Revenue Service has determined and informed Boeing by a letter, dated December 10, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan’s tax-exempt status has not been affected and no provision for income taxes has been included in the Plan’s financial statements.

12.	PLAN TERMINATION

Although it has not expressed any intention to do so, Boeing has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, both Member and employer contributions, including any income earned, will be distributed to the Members.

13.	SUBSEQUENT EVENT

Effective January 1, 2009, the maximum deferral and contribution percentages for eligible employees was increased from 20% to 25%.

* * * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAO VOLUNTARY SAVINGS PLAN

June 23, 2009	/s/ Rick Gross
Date	Rick Gross
Vice President
Chief Financial Officer Finance
Shared Services Group

SUPPLEMENTAL SCHEDULE

BAO VOLUNTARY SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2008

Security Name	Description	Fair Value
Interest in Master Trust		$72,264,380
*Loans to Members	Interest 4.00% to 8.25%, maturing through August 2028	3,433,487

Total		$75,697,867

*Party-in-interest